Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Galera Therapeutics, Inc.:

We consent to the use of our report dated March 15, 2019, with respect to the consolidated balance sheets of Galera Therapeutics, Inc. and its subsidiaries as of December 31, 2017 and 2018 and the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 11, 2019